United States securities and exchange commission logo





                             May 4, 2023

       Lewis Silberman
       Co-Chief Executive Officer
       GSR II Meteora Acquisition Corp.
       418 Broadway, Suite N
       Albany, New York 12207

                                                        Re: GSR II Meteora
Acquisition Corp.
                                                            Revised Preliminary
Proxy Statement on Schedule 14A
                                                            Filed April 14,
2023
                                                            File No. 001-41305

       Dear Lewis Silberman:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments.
       Unless we note otherwise, our references to prior comments are to comments in our February 22,
       2023 letter.

       Revised Preliminary Proxy Statement on Schedule 14A

       General

   1. We note your responses to prior comments 1 and 5, as well as your revised risk factor disclosure on page 119,
and we partially reissue the comments. Please revise to:
                                                            state that
Oppenheimer   s resignation indicates it is not willing to have the liability associated with
its work in this transaction; and
                                                            specifically
highlight in this instance that Oppenheimer   s withdrawal indicates that it
                                                             does not want to
be associated with the disclosure or underlying business analysis related to the
transaction.
   2. We note your response to prior comment 3 and the added disclosure on page 29 regarding the ongoing obligations
that survive termination of the engagement under the engagement letter with
Oppenheimer. Please further revise, as requested, to discuss the impact on
 Lewis Silberman
FirstName  LastNameLewis
GSR II Meteora  AcquisitionSilberman
                            Corp.
Comapany
May  4, 2023NameGSR II Meteora Acquisition Corp.
May 4,
Page 2 2023 Page 2
FirstName LastName
         GSR II Meteora of the surviving obligations you reference or advise.
3. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on
         Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.
Questions and Answers about the Proposals for PubCo Stockholders
What are the potential impacts on the business combination and related transactions..., page 29

4. We note your response to prior comment 9 and the added disclosure on pages 29 - 30.
         The added disclosure appears to address the factors that Oppenheimer s decision to resign was based upon but does not clearly discuss any reasons for the fee waiver. As previously requested, please disclose whether Oppenheimer provided you with any reasons for the fee waiver. If there was no dialogue and you did not seek out the reasons why
         Oppenheimer was waiving deferred fees, despite already completing their services, please indicate so in your proxy statement.
Risk Factors
Our products and services may be negatively characterized by consumer advocacy groups, the media and certain federal...., page 70

5. We note your response to prior comment 13 and the added risk factor on page 70. Please revise the heading for this risk factor to reference the risks of modification of your fee model because of changes to regulation of the markup on Bitcoin sold to users.
Banks and financial institutions may not provide banking services..., page 72

6. Please disclose whether you have experienced any of the issues with your banking partners that you discuss generally in this risk factor that have impacted or may impact your business, financial condition or results of operations. In addition, in light of the risk factor disclosure you included on page 79 regarding the recent adverse developments affecting the financial services industry, please revise to disclose whether and to what extent you have made any material modifications or updates to your policies and practices as it relates to your banking partners and related counterparties. Lewis Silberman
FirstName  LastNameLewis
GSR II Meteora  AcquisitionSilberman
                            Corp.
Comapany
May  4, 2023NameGSR II Meteora Acquisition Corp.
May 4,
Page 3 2023 Page 3
FirstName LastName
Business of Bitcoin Depot
Our Vendors/Suppliers, page 244

7. Please revise to identify the cryptocurrency exchanges at which you maintain cash balances in fiat wallets, including quantification as appropriate. Please also identify and describe the particular third-party custodial services you utilize for your hot wallets.
Lux Vending, LLC (DBA Bitcoin Depot)
Consolidated Financial Statements for the Years Ended December 31, 2022, 2021 and 2020
Consolidated Statements of Cash Flows, page F-27

8. We note your disclosure on page F-31 that during the year ended December 31, 2021, you purchased quantities of cryptocurrencies in excess of expected sales that were sold customers, sold on exchange or distributed to the member, and that you appear to have classified this activity as part of operating cash flows in the Consolidated Statement of
         Cash flows. Please provide your accounting analysis supporting your conclusion that this activity is properly classified within cash flow from operating activities, instead of cash flows from investing activities.
Notes to Consolidated Financial Statements
Note 2: Summary of Significant Accounting Policies
(e) Cryptocurrencies, page F-31

9.       Please revise your next amendment to state in your impairment policy for
         cryptocurrencies, if true, that if the fair value of the cryptocurrency decreases below the initial cost basis or the carrying value at any time during the assessed period that you record impairment.
10. We note your response to prior comment 24 that states: "Bitcoin Depot controls the
         private keys associated with Bitcoin Depot   s hot wallets and the
related cryptocurrency
         held therein until such crypto is transferred to the user wallets." We also note your disclosures on pages 264 and F-31 of: "The Company has control and ownership over its cryptocurrencies which are stored in hot wallets using third-party custodial services that are geographically dispersed." Please revise these disclosures in your next amendment to clarify, if true, that Bitcoin Depot's custody of such crypto is transferred to the user at sale. Further, given the high volume and rapid crypto sales in your business, consider including an estimate of the timing of an average transfer.
Note 4: Related Party Transactions, page F-38

11. We note your 2022 distribution to your Member of 2,760 ETH with a cost basis of
         $4,566,713, the 2,021 ETH you received from the Member on November 3, 2022 with a cost basis of $1,778,041 that was immediately sold for cash of $3,088,128 when you recognized a $1,310,087 gain on sale in cost of revenue. Please revise to enhance your related party footnote to disclose all information required by ASC 850-10-
 Lewis Silberman
FirstName  LastNameLewis
GSR II Meteora  AcquisitionSilberman
                            Corp.
Comapany
May  4, 2023NameGSR II Meteora Acquisition Corp.
May 4,
Page 4 2023 Page 4
FirstName LastName
         50, including the following:
             The nature of the related party relationship(s).
             A description of the transactions, including transactions to which no amounts or nominal amounts were ascribed.
             If any obligation were paid, equity issued or services provided related to the capital contribution, and how specifically it was valued.
             State separately amounts of related party transactions on the face of the balance sheet, income statement and cash flow statement. Refer to guidance in Rule 4-08 of
              Regulation S-X.
Note 10. Cryptocurrencies, page F-43

12. We note your response to prior comments 18 and 22, your updated accounting policy for impairment on page F-31, and your disclosures in Note 10 on page F-43 related to impairment on cryptocurrencies. Specifically, we note in response to prior comment 22
         you stated that    the impairment amount did not include impairments
on cryptocurrencies
         held for sale to users    and in your response to prior comment 18 you
declared, "with
         regard to cryptocurrency held for sale...while impairments of intangible assets are required disclosures, the subject amounts are not quantitatively material because of the short duration of time between the purchases and sales of these assets." Please respond to the following regarding your impairment testing for your cryptocurrency assets:
             Explain how your impairment policy changed such that your impairment amounts disclosed on pages F-43 and F-44 significantly increased in 2021 and 2022 from your prior amendment to the latest amendment filed April 14, 2023.
             Explain how you determined the impairment amounts in the periods presented in the latest amendment filed April 14, 2023 and provide an illustrative example of how the impairment amount was measured. To the extent that more than one methodology is used to determine the impairment amounts for each of the periods presented, please discuss each of them and provide an illustrative example of each methodology.
             Tell us whether your methodology includes the use of more than one FIFO pool for purposes of determining the adjusted cost-basis of your cryptocurrency assets when the cryptocurrency assets are sold to customers or otherwise disposed of. If so, discuss how the pool(s) are determined, and explain how the use of more than one
              FIFO pool achieves compliance with the ASC 610-20-32-2 requirement to evaluate whether you meet the criteria to derecognize a distinct nonfinancial asset, and, if so, recognize a gain or loss for the difference between the amount of consideration measured and allocated to that distinct asset and the carrying amount of the distinct asset.
Note 18. Commitments and Contingencies, page F-53

13. We note your response to prior comment 20. Please revise your next amendment to include discussion of the Canaccord Genuity Corp. contingency in Note 18 -
         Commitments and Contingencies. Please also provide a range of loss. Refer to ASC 450-
 Lewis Silberman
GSR II Meteora Acquisition Corp.
May 4, 2023
Page 5
      20-50-5 through 9.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact David Irving at 202-551-3321 or Bonnie Baynes at 202-551-4924 if
you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at 202-551-3448 or David Lin at 202-551-3552 with any other questions.



                                                          Sincerely,
FirstName LastNameLewis Silberman
                                                          Division of
Corporation Finance
Comapany NameGSR II Meteora Acquisition Corp.
                                                          Office of Crypto
Assets
May 4, 2023 Page 5
cc:       Steven Stokdyk
FirstName LastName